UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13d

(Amendment No.  )*

Under the Securities Exchange Act of 1934

HILTON GRAND VACATIONS INC.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

43283X105

(CUSIP Number)

John F. Hartigan, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43283X105

1	NAME OF REPORTING PERSONS AP Dakota Co-Invest, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,721,551
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,721,551

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,721,551
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 43283X105

1	NAME OF REPORTING PERSONS AP VIII Dakota Holdings Borrower, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 22,574,274
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 22,574,274

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,574,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 43283X105

1	NAME OF REPORTING PERSONS AP Dakota Co-Invest GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,721,551
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,721,551

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,721,551
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 43283X105

1	NAME OF REPORTING PERSONS AP VIII Dakota Holdings Borrower GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 22,574,274
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 22,574,274

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,574,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 43283X105

1	NAME OF REPORTING PERSONS AP VIII Dakota Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 22,574,274
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 22,574,274

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,574,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 43283X105

1	NAME OF REPORTING PERSONS Apollo Advisors VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 30,295,825
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 30,295,825

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,295,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 43283X105

1	NAME OF REPORTING PERSONS Apollo Capital Management VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 30,295,825
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 30,295,825

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,295,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 43283X105

1	NAME OF REPORTING PERSONS APH Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 30,295,825
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 30,295,825

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,295,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 43283X105

1	NAME OF REPORTING PERSONS Apollo Principal Holdings III GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 30,295,825
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 30,295,825

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,295,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to common stock, par value $0.01 per share (the “Common Stock”), of Hilton Grand Vacations Inc., a Delaware corporation (“HGV,” the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 6355 Metrowest Boulevard, Suite 180, Orlando FL 32835.

Item 2.	Identity and Background

This Schedule 13D is filed jointly by: (i) AP Dakota Co-Invest, L.P. (“Dakota Co-Invest”); (ii) AP VIII Dakota Holdings Borrower, L.P. (“Dakota Holdings Borrower”); (iii) AP Dakota Co-Invest GP, LLC (“Dakota Co-Invest GP”); (iv) AP VIII Dakota Holdings Borrower GP, LLC (“Borrower GP LLC”); (v) AP VIII Dakota Holdings, L.P. (“Dakota Holdings LP”); (vi) Apollo Advisors VIII, L.P. (“Advisors VIII”); (vii) Apollo Capital Management VIII, LLC (“Capital Management VIII”);(viii) APH Holdings, L.P. (“APH Holdings”); and (ix) Apollo Principal Holdings III GP, Ltd. (“Principal III GP”). The foregoing are referred to herein collectively as the “Reporting Persons.”

Dakota Co-Invest and Dakota Holdings Borrower each hold securities of the Issuer and are principally engaged in the business of investment in securities. Advisors VIII is the sole member of Dakota Co-Invest GP, which serves as the general partner of Dakota Co-Invest. Borrower GP LLC serves as the general partner of Dakota Holdings Borrower and Dakota Holdings LP serves as the sole member of Borrower GP LLC. Advisors VIII serves as the general partner of Dakota Holdings LP. Capital Management VIII serves as the general partner of Advisors VIII. APH Holdings serves as the sole member of Capital Management VIII, and Principal III GP serves as the general partner of APH Holdings.

Attached as Appendix A to Item 2 is information concerning the executive officers, managers and directors of Principal III GP as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

The address of the principal office of Dakota Co-Invest, Dakota Co-Invest GP, Advisors VIII, Capital Management VIII, APH Holdings, is One Manhattanville Road, Suite 201, Purchase, New York 10577. The address of the principal office of Dakota Holdings Borrower, Borrower GP LLC, and Dakota Holdings LP is c/o Apollo Management Holdings, L.P., 9 West 57th Street, New York, NY 10019. The address of the principal business office of Principal III GP is c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008.

Citizenship:

Dakota Co-Invest	Delaware
Dakota Holdings Borrower	Delaware
Dakota Co-Invest GP	Delaware
Borrower GP LLC	Delaware
Dakota Holdings LP	Delaware
Advisors VIII	Delaware
Capital Management VIII	Delaware
APH Holdings	Cayman Islands
Principal III GP	Cayman Islands

Item 3.	Source and Amount of Funds

On August 2, 2021, HGV completed the previously announced acquisition of Diamond Resorts International, Inc. pursuant to the Agreement and Plan of Merger, dated as of March 10, 2021 (as amended, the “Merger Agreement”), by and among the Issuer, Hilton Grand Vacations Borrower LLC, a Delaware limited liability company and a wholly-owned subsidiary of HGV (“HGV Borrower”), Dakota Holdings, Inc., a Delaware corporation (“Diamond”), and the stockholders of Diamond, pursuant to which Diamond merged with and into HGV Borrower (the “Merger”). Dakota Co-Invest and Dakota Holdings LP were stockholders of Diamond. Dakota Holdings Borrower is a wholly-owned subsidiary of Dakota Holdings LP.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, each share of Diamond common stock issued and outstanding immediately prior to the effective time of the Merger was cancelled and converted into and exchanged for the right to receive a number of shares of the Issuer’s common stock and/or cash in lieu of any fractional shares of the Issuer’s common stock, calculated in the manner set forth in the Merger Agreement and allocated among the various sellers based on their respective ownership interests in Diamond in accordance with the Merger Agreement.

Item 4.	Purpose of the Transaction

All of the shares of Common Stock that are held of record by Dakota Co-Invest and Dakota Holdings Borrower and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. The Reporting Persons intend to participate in the management of the Issuer through representation on the Issuer’s board of directors (the “Board”) and through certain rights pursuant to the Stockholders Agreement described below in Item 6 and included hereto as Exhibit C. The Reporting Persons retain the right to change their investment intent, from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in each case in any manner permitted by law and the Stockholders Agreement. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Except as described above, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a) & (b) Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5 by reference. The aggregate beneficial ownership of the Common Stock by the Reporting Persons is as follows:

Sole Voting Power	0
Shared Voting Power	30,295,825
Sole Dispositive Power	0
Shared Dispositive Power	30,295,825

The Reporting Persons’ aggregate percentage beneficial ownership of the total amount of Common Stock outstanding is 25.3%, based on a total of 119,678,533 Common Stock as of July 30, 2021.

Dakota Co-Invest GP, Borrower GP LLC, Dakota Holdings LP, Advisors VIII, Capital Management VIII, APH Holdings, and Principal III GP, and Messrs. Marc Rowan, Josh Harris, Scott Kleinman, and James Zelter, the managers, as well as executive officers and directors, of Principal III GP, each disclaims beneficial ownership of all Common Stock owned of record by Dakota Co-Invest and Dakota Holdings Borrower, except to the extent of any pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) None of the Reporting Persons has effected any transactions of the Common Stock during the 60 days preceding the date of this Schedule 13D, except as described in Items 4 and 6 of this Schedule 13D, which information is incorporated herein by reference.

(d) & (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer

Merger Agreement

On August 2, 2021, HGV completed the previously announced acquisition of Diamond. In connection with the Merger, Diamond merged with and into HGV Borrower, with HGV Borrower continuing to as the surviving entity after the Merger. Prior to the closing of the Merger, Diamond was significantly owned and controlled by investment funds and vehicles managed by affiliates of Apollo Global Management, Inc. (together with its subsidiaries, “Apollo Investors”), certain affiliates of Reverence Capital Partners (the “Reverence Parties”) and other stockholders.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger:

•	each share of Diamond common stock issued and outstanding immediately prior to the effective time of the Merger was cancelled and converted into and exchanged for the right to receive a number of shares of HGV’s common stock and/or cash in lieu of any fractional shares of HGV’s common stock, calculated in the manner set forth in the Merger Agreement and allocated among the various sellers based on their respective ownership interests in Diamond in accordance with the Merger Agreement (the “Merger Consideration”);

•	each in-the-money option, whether vested or unvested, to purchase shares of Diamond common stock automatically ceased to be outstanding and was converted into and exchanged for the right to receive, without any interest thereon, a number of shares of HGV’s common stock and/or cash in lieu of any fractional shares of HGV’s common stock equal to (x) (1) the product of (A) the number of Diamond common stock subject to such in-the-money option, multiplied by (B) the Exchange Ratio (as defined in the Merger Agreement) and multiplied by (C) the Parent Stock Value (as defined in the Merger Agreement) minus (2) the aggregate exercise price of such in-the-money option, minus (3) an amount equal to the tax withholding obligation that would be withheld pursuant to the Merger Agreement with respect to the payment to the holder of such in-the-money options of an amount equal to the preceding clause (1) minus the preceding clause (2), divided by (y) the Parent Stock Value (as defined in the Merger Agreement) (the “Option Consideration”) (assuming full satisfaction of any performance-vesting conditions applicable to such in-the-money option); and

•	all Diamond options outstanding immediately prior to the effective time of the Merger other than in-the-money options (x) to the extent not then vested, became fully vested as of immediately prior to the effective time of the Merger (assuming full satisfaction of any performance-vesting conditions applicable to such option) and (y) automatically were cancelled and terminated at the effective time of the Merger without payment therefor, and, to such extent, will have no further force or effect.

No fractional shares of HGV common stock were issued in the Merger. The value of any fractional interests of shares of HGV common stock to which a holder was otherwise entitled was, or will be, paid in cash. Each of the parties to the Merger Agreement and the exchange agent are entitled to deduct and withhold from amounts otherwise payable pursuant to the Merger Agreement those amounts that it is required to deduct and withhold from such payments under applicable tax law.

The foregoing descriptions of the Merger, the Merger Consideration, the Option Consideration and the Merger Agreement are summaries, and are qualified in their entirety by reference to the complete terms of the Merger Agreement, a copy of which is included as Exhibit A to this Schedule 13D, and an amendment to the Merger Agreement, dated as of July 7, 2021, a copy of which is included as Exhibit B to this Schedule 13D hereto.

Stockholders Agreement

Concurrently with the consummation of the Merger, the Issuer, the Apollo Investors, and, for certain limited purposes, Hilton Worldwide Holdings Inc. (“Hilton”), entered into a stockholders agreement, substantially in the form that was attached to the Merger Agreement (the “Stockholders Agreement”), that will govern certain terms of Apollo Investors’ investment in HGV. The following summarizes material provisions of the terms of the Stockholders Agreement.

Board and Governance Terms

Board Seats

The Apollo Investors will initially be entitled to designate two individuals (the “Apollo Designees”) to serve on HGV’s Board (out of a total of nine directors). The Apollo Investors have designated David Sambur and Alex van Hoek as the Apollo Designees and such individuals have been appointed to the Board. The Apollo Investors also have the right to designate replacements for the Apollo Designees, subject to undergoing a customary evaluation process by HGV’s nominating and corporate governance committee.

If the Board increases its size, for every three additional directors added, the Apollo Investors have the right to appoint the third such director so long as the Apollo Investors (or their affiliates who have executed a joinder agreement to become party to the Stockholders Agreement, which are referred to in this Schedule 13D collectively, as the “Apollo Parties”) still own at least 23,935,707 of the aggregate number of shares of HGV’s common stock that the Apollo Investors received in the Merger on the closing date (such shares, the “Apollo Closing Shares”).

The right to designate members of the Board will step down as the Apollo Parties’ ownership decreases. When the Apollo Parties no longer own a (i) at least 17,951,780 of the Apollo Closing Shares, one Apollo Designee will be required to resign, and (ii) at least 11,967,853 of the Apollo Closing Shares, the second Apollo Designee will be required to resign and the Apollo Investors will no longer be entitled to any representation on the Board. The Apollo Investors cannot “buy back” into the right to designate any Apollo Designees to the Board by acquiring shares of HGV’s common stock in the future. Accordingly, the shares are not fungible, and the Apollo Parties must retain the relevant number of shares from those received in the Merger at closing.

Board Committees

One Apollo Designee will be entitled to serve on the audit committee of the Board (the “Audit Committee”), subject to satisfaction of all eligibility requirements (including “independence” requirements) for membership on the Audit Committee as mandated by applicable law, the rules of the New York Stock Exchange and the charter of the Audit Committee. Additionally, each of the Apollo Designees will have observation rights and will be entitled to notice of, and to attend, committee meetings except when such attendance would reasonably be expected to present an actual or likely conflict of interest for the Apollo Designees in the good faith opinion of the applicable committee. However, the Apollo Designees (except with respect to an Apollo Designee who is a member of the Audit Committee) will not be entitled to a vote at such committee meetings. At this time, neither Mr. Sambur nor Mr. van Hoek is considered independent pursuant to audit committee independence standards and, accordingly, neither will serve on the Audit Committee.

Transfer Restrictions

The Apollo Parties are subject to a 160-day lock-up period post-closing. Only certain “Permitted Transfers” (as such term is defined in the Stockholders Agreement) are allowed during this period, including transfers to affiliates (subject to such affiliates executing a joinder agreement) and transfers pursuant to a bona fide loan or other financing arrangement.

After the lock-up period, the Apollo Parties may freely transfer their shares, so long as such transfers (i) comply with the volume and manner of sale restrictions in Rule 144, (ii) (a) are to any person or group that owns less than 5% of HGV’s total outstanding stock, and (b) are not to certain competitors of HGV or Hilton, known holders of 5% or more of HGV’s common stock or known activists, or (iii) are pursuant to an underwritten offering or a broker-facilitated block trade, in each case, so long as the Apollo Parties direct the applicable underwriter(s) or broker(s) to comply with the restrictions set forth in clause (ii) of this sentence.

HGV will have certain pre-emptive rights on transfers by the Apollo Parties, and the Apollo Parties will provide HGV with two days’ prior written notice in advance of consummating a proposed transfer (unless the notice is delivered before 9:00 am on a Friday, in which case the notice period only lasts until 4:00 pm on such day), and during the notice period will consider in good faith any written offer made by HGV to purchase all or any portion of the HGV stock that the Apollo Party proposes to transfer.

Standstill Obligations

The Apollo Parties will be subject to standstill obligations so long as (such later date, the “Standstill Removal Date”) (i) the Apollo Parties own a number of shares equal to 5% of the total outstanding shares of HGV’s common stock at closing or (ii) the Apollo Parties have the right to designate at least one director, including, subject to certain exceptions, prohibitions against:

•	acquiring shares or debt of HGV;

•	publicly offering to acquire HGV;

•	soliciting proxies or influencing any voting of HGV’s common stock;

•	seeking to control or influence of the Board (including removal/election) or HGV management;

•	initiating HGV stockholder proposals or seeking action by HGV stockholders;

•	forming or joining a “group” with respect to the common stock of HGV (other than a group consisting solely of Apollo Parties);

•	seeking to control or influence HGV management or policies (alone or with others);

•	advising, assisting, encouraging or entering into arrangements with anyone with respect to any of the above;

•	arranging or providing any financing for the acquisition of common stock or assets of HGV by anyone generally (other than as permitted by the Stockholders Agreement);

•	publicly disclosing any intention, plan, or arrangement inconsistent with any of the above that an Apollo Party knows, or would reasonably be expected to know, would require HGV to make a public announcement regarding any of the foregoing activities; and

•	contesting the validity of the above restrictions or challenging any “poison pill” or similar anti-takeover device.

The standstill provision will terminate on the later of (i) the day after the next annual stockholders meeting and (ii) 90 days after the Standstill Removal Date.

The Apollo Parties will be permitted to acquire additional shares of HGV common stock, so long as such acquisitions do not exceed the lower of (i) the Apollo Investors’ ownership level of HGV common stock at the closing of the Merger and (ii) the Apollo Investors’ ownership level of HGV common stock at the closing of the Merger less the number of shares of HGV common stock transferred by the Apollo Parties to a person other than another Apollo Entity (as such term is defined in the Stockholders Agreement) plus 2% of the total outstanding shares of HGV common stock immediately prior to such purchase.

Voting Matters

So long as the Apollo Parties own at least 5,983,927 of the Apollo Closing Shares, the Apollo Parties are obligated to vote all of their shares as recommended by the Board with respect to routine matters put to a vote of HGV stockholders (including contested or uncontested elections of directors, “say on pay” votes, approval of equity compensation plans and ratification of the selection of HGV’s auditors).

Additionally, as described under “Standstill Obligations” above, the Apollo Parties will agree to customary restrictions with respect to solicitation of proxies and voting of shares in contested elections. Otherwise, the Apollo Parties will be free to vote their shares in their sole discretion up to the number of shares that represents the Apollo Investors’ ownership percentage at the closing of the Merger. If at any time the Apollo Parties’ ownership percentage exceeds what it was at the closing of the Merger (due to share repurchases or another reduction in the total number of shares outstanding), then any excess shares must be voted pro rata with other HGV stockholders.

Consent Rights

So long as the Apollo Parties hold at least 11,967,853 of the Apollo Closing Shares, the consent of the Apollo Parties will be required to (i) amend HGV’s certificate of incorporation or bylaws in a manner that would require stockholder approval and would materially, disproportionately and adversely affect the rights of the Apollo Parties, or (ii) increase the size of the Board to exceed twelve directors; provided, that the Apollo Parties have no such consent right for amendments to HGV’s certificate of incorporation or bylaws to adopt a “poison pill” approved by the Board.

Additionally, the Stockholders Agreement may not be amended without the written consent of both HGV and the Apollo Investors (and, in certain cases, Hilton).

Registration Rights

The Apollo Parties can make up to six demands to have HGV register the shares of HGV’s common stock received in connection with the consummation of the Merger, subject to standard carve-outs. The Reverence Parties and the other former stockholders of Diamond who received shares of HGV’s common stock in connection with the Merger (the “other stockholders”) have the right to participate in any of the demand registrations. In addition, the Apollo Parties and the Reverence Parties (but not other stockholders) have “piggyback” rights allowing them to participate in registered public offerings by HGV.

If eligible to file a registration statement on Form S-3, HGV must file the requested registration statement within 45 days of the written demand for registration. If not eligible, HGV must file a registration statement on another form as expeditiously as possible. HGV must keep the registration effective for at least 180 days after the effective date (or such shorter period during which all registrable securities have been sold), subject to extension in the event of any required suspension of sales.

The Apollo Parties are responsible for paying all expenses for the registration of their shares.

Pre-emptive Rights

The Apollo Parties will have limited preemptive rights on certain future equity issuances, subject to customary carve-outs and limitations, so long as the Apollo Parties own at least 11,967,853 shares of the Apollo Closing Shares. The Apollo Parties will be able to participate in such issuances up to an amount equal to their then-current ownership percentage.

Confidentiality and Non-Use

The Apollo Designees will sign a customary confidentiality and non-use agreement in substantially the same form as signed by other members of the Board.

In addition, Apollo Designees who serve, or have served in the preceding twelve months, on the Board shall not serve on the board of directors of certain competitors of HGV or Hilton, or serve on the board of directors of any Apollo Entity that has a significant interest in such competitors. The Apollo Parties are also prohibited from acquiring a significant interest in such competitors that would result in such competitor becoming an affiliate of any Apollo Entity.

Termination

Generally, the Stockholders Agreement terminates when the Apollo Parties no longer own at least 5,983,927 of the Apollo Closing Shares; provided, that certain provisions have different termination dates as noted above.

Hilton Consent to Certain Amendments or Waivers

Hilton is a party to the Stockholders Agreement solely for the purpose of requiring its consent prior to any amendments to or waivers of certain provisions that govern (a) corporate governance matters, (b) voting matters, (c) transfer restrictions and (d) standstill obligations.

The foregoing description of the Stockholders Agreement in this Schedule 13D is a summary, and is qualified in its entirety by reference to the complete terms of the Stockholders Agreement included therein. The Stockholders Agreement is filed hereto as Exhibit C and is incorporated by reference herein.

Margin Loan Facility

As of August 2, 2021, Dakota Holdings Borrower entered into a margin loan agreement and related documentation under which it has pledged all of its 22,574,274 shares on a non-recourse basis. The margin loan agreement contains customary default provisions and in the event of a default under the loan agreement the banks may foreclose upon any and all shares of the Issuer’s Common Stock pledged to them.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
Exhibit A	Agreement and Plan of Merger, dated as of March 10, 2021, by and among Hilton Grand Vacations Inc., Hilton Grand Vacations Borrower LLC, Dakota Holdings, Inc., and certain stockholders named therein (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on March 12, 2021)
Exhibit B	Amendment to Agreement and Plan of Merger, dated as of July 7, 2021, by and among Hilton Grand Vacations Inc., Hilton Grand Vacations Borrower LLC, Dakota Holdings, Inc., and AP VIII Dakota Holdings, L.P., in its capacity as Seller Representative (incorporated by reference to Annex A to Registrant’s Additional Definitive Materials on Schedule 14A filed on July 7, 2021)
Exhibit C	Stockholders Agreement, dated as of August 2, 2021, by and among Hilton Grand Vacations Inc., AP VIII Dakota Holdings, L.P., AP Dakota Co-Invest, L.P., and, for the purposes of Sections 7.2 and 7.3 thereof, Hilton Worldwide Holdings Inc. (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on August 3, 2021)
Exhibit D	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2021

AP DAKOTA CO-INVEST, L.P.

By:	AP Dakota Co-Invest GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

AP VIII DAKOTA HOLDINGS BORROWER, L.P.

By:	AP VIII Dakota Holdings Borrower GP, LLC,
its general partner

	By:		AP VIII Dakota Holdings, L.P.,
its sole member

		By:	Apollo Advisors VIII, L.P.,
its general partner

			By:	Apollo Capital Management VIII, LLC,
its general partner

				By:	/s/ James Elworth
James Elworth
Vice President

AP DAKOTA CO-INVEST GP, LLC

By:	/s/ James Elworth
James Elworth
Vice President

APOLLO ADVISORS VIII, L.P.

By:	Apollo Capital Management VIII, LLC,
its general partner

By:	/s/ James Elworth
James Elworth
Vice President

AP VIII DAKOTA HOLDINGS BORROWER GP, LLC

By:	AP VIII Dakota Holdings, L.P.,
its sole member

	By:	Apollo Advisors VIII, L.P.,
its general partner

		By:	Apollo Capital Management VIII, LLC,
its general partner

			By:	/s/ James Elworth
James Elworth
Vice President

AP VIII DAKOTA HOLDINGS, L.P.

By:	Apollo Advisors VIII, L.P.,
its general partner

	By:	Apollo Capital Management VIII, LLC,
its general partner

		By:	/s/ James Elworth
James Elworth
Vice President

APOLLO CAPITAL MANAGEMENT VIII, LLC

By:		/s/ James Elworth
James Elworth
Vice President

APH Holdings, L.P.

By:		Apollo Principal Holdings III GP, Ltd.,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

Apollo Principal Holdings III GP, Ltd.

By:		/s/ James Elworth
James Elworth
Vice President

APPENDIX A

To Item 2 of Schedule 13D

The following sets forth information with respect to certain of the executive officers, managers and directors of Principal III GP. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

Managers, Directors and Principal Executive Officers of Principal III GP

The managers, directors and principal executive officers of Holdings III GP are Marc Rowan, Josh Harris, Scott Kleinman, and James Zelter. The principal occupation of each of Messrs. Rowan, Harris, Kleinman, and Zelter is to act as executive officer, manager and director of Principal III GP and other related investment managers and advisors.

None of Messrs. Rowan, Harris, Kleinman, and Zelter effected any transactions in the Common Stock during the past 60 days.

The business address of each of Messrs. Rowan, Harris, Kleinman, and Zelter is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019. Messrs. Rowan, Harris, Kleinman, and Zelter are each a citizen of the United States. Each of Messrs. Rowan, Harris, Kleinman, and Zelter disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.